NOL

09046728

RECEIVED
2009 AUG 11 A 6:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 August 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL Group Unaudited Quarterly Financial Statements for the 2nd Quarter ended 26 June 2009

2) Press Release on NOL Group Unaudited Quarterly Financial Statements for the 2nd Quarter ended 26 June 2009

3) Presentation on NOL Group Unaudited Quarterly Financial Statements for the 2nd Quarter ended 26 June 2009 by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Q2 2009 Results) - 6Aug09.DOC

SEC Exemption
No. 82-2605

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Second Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2009 07:23:10
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	26-06-2009

Attachments

- NOL_Q2_2009_Results_Financial.pdf
- NOL_Q2_2009_Results_Press_Release.pdf
- NOL_Q2_2009_Results_Presentation.pdf

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 2nd Quarter Ended 26 June 2009

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2009 US$'000	YTD 2008 US$'000	% Increase/ (Decrease)	Q2 2009 US$'000	Q2 2008 US$'000	% Increase/ (Decrease)
Revenue	2,931,209	4,642,536	(37)	1,388,340	2,235,621	(38)
Cost of sales	(2,978,176)	(4,059,752)	(27)	(1,371,027)	(1,960,574)	(30)
Gross (loss)/profit	(46,967)	582,784	N/M	17,313	275,047	(94)
Other gains (net)						
- Miscellaneous	8,661	27,516	(69)	3,975	7,006	(43)
- Finance and investment income	2,582	8,004	(68)	1,661	5,386	(69)
Expenses						
- Administrative	(286,850)	(367,074)	(22)	(137,490)	(183,680)	(25)
- Finance	(32,627)	(14,621)	123	(18,116)	(7,133)	154
- Other operating	(19,585)	(20,597)	(5)	(7,770)	(11,425)	(32)
Share of results of associated companies	440	2,412	(82)	231	1,279	(82)
Share of results of joint ventures	164	3,262	(95)	(765)	1,492	N/M
(Loss)/profit before income tax	(374,182)	221,686	N/M	(140,961)	87,972	N/M
Income tax expense	(16,275)	(21,915)	(26)	(5,310)	(10,648)	(50)
Net (loss)/profit for the financial period	(390,457)	199,771	N/M	(146,271)	77,324	N/M
Net (loss)/profit attributable to:						
Equity holders of the Company	(390,836)	196,495	N/M	(146,241)	75,767	N/M
Minority interest	379	3,276	(88)	(30)	1,557	N/M
	(390,457)	199,771	N/M	(146,271)	77,324	N/M

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2009 US$'000	YTD 2008 US$'000	% Increase/ (Decrease)	Q2 2009 US$'000	Q2 2008 US$'000	% Increase/ (Decrease)
(A) Investment Income	-	38	(100)	-	9	(100)
(B) Other Income Including Interest Income	6,384	8,115	(21)	3,144	4,108	(23)
(C) Interest on Borrowings	(24,190)	(10,426)	132	(11,615)	(5,288)	120
(D) Depreciation and Amortisation	(142,963)	(126,119)	13	(65,896)	(60,197)	9
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(6,563)	(2,827)	132	(3,961)	(1,442)	175
(F) Write-back of Provision for Impairment in Value of Investments	10	-	N/M	-	-	0
(G) Foreign Exchange Gain	3,392	3,748	(9)	4,474	2,502	79
(H) Adjustment for Over/(Under) Provision for Tax in Prior Years	75	(2,809)	N/M	250	(1,871)	N/M
(I) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	4,580	21,486	(79)	1,817	3,512	(48)
(J) Write-back/(Write-off) of Inventories	41	(14)	N/M	28	(7)	N/M

1.(a)(iii) Consolidated Statement of Comprehensive Income

	Group		Group	
	YTD 2009 US$'000	YTD 2008 US$'000	Q2 2009 US$'000	Q2 2008 US$'000
Net (loss)/profit for the financial period	(390,457)	199,771	(146,271)	77,324
Other comprehensive income:				
Fair value gains on cash flow hedges	172,507	10,601	139,392	5,144
Fair value losses/(gains) on cash flow hedges transferred to the income statement	36,160	(61,369)	(17,304)	(16,486)
Fair value (losses)/gains on available-for-sale financial asset	(74)	67	(22)	34
Currency translation differences	(376)	7,637	6,033	1,968
Tax on fair value gains and losses	893	483	(278)	1,260
Other comprehensive income/(loss) for the financial period, net of tax	209,110	(42,581)	127,821	(8,080)
Total comprehensive (loss)/income for the financial period	(181,347)	157,190	(18,450)	69,244
Total comprehensive (loss)/income attributable to:				
Equity holders of the Company	(181,877)	154,344	(18,566)	68,011
Minority interest	530	2,846	116	1,233
	(181,347)	157,190	(18,450)	69,244

N/M: Not meaningful

SEC Exemption
No. 82-2605

1.(b)(i) **Balance Sheets**

	Group			Company		
	26 June 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)	26 June 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	584,905	429,219	36	16,017	15,760	2
Trade and other receivables [1]	644,388	828,706	(22)	1,213,584	594,207	104
Inventories at cost	155,535	159,015	(2)	-	-	0
Derivative financial instruments	127,669	11,293	1,031	-	5,473	(100)
Other current assets	76,675	62,296	23	1,716	1,669	3
Total current assets	1,589,172	1,490,529	7	1,231,316	617,109	100
Non-current Assets						
Investments in subsidiaries	-	-	0	994,695	994,695	0
Investments in associated companies	33,538	29,018	16	1	1	0
Investments in joint ventures	27,307	27,287	0	-	-	0
Available-for-sale financial asset	18	92	(80)	-	-	0
Property, plant and equipment	3,593,076	3,642,636	(1)	456,659	456,519	(0)
Investment properties	8,962	9,047	(1)	-	-	0
Deferred charges	7,985	3,245	146	40	45	(11)
Intangible assets	28,492	29,229	(3)	92	107	(14)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	2,871	3,683	(22)	-	-	0
Derivative financial instruments	4,726	-	N/M	-	-	0
Other non-current assets	67,198	80,730	(17)	1,716	2,295	(25)
Total non-current assets	3,903,268	3,954,062	(1)	1,453,202	1,455,662	(0)
TOTAL ASSETS	5,492,440	5,444,591	1	2,684,518	2,072,771	30
LIABILITIES						
Current Liabilities						
Trade and other payables	932,627	1,066,478	(13)	111,977	131,880	(15)
Current income tax liabilities	21,556	35,283	(39)	16,664	19,641	(15)
Borrowings	572,222	85,383	570	386,136	61,126	532
Provisions	92,616	100,933	(8)	50	330	(85)
Deferred income	588	-	N/M	-	-	0
Derivative financial instruments	3,037	94,739	(97)	2,165	5,473	(60)
Other current liabilities [2]	154,222	170,761	(10)	-	-	0
Total current liabilities	1,776,867	1,553,577	14	516,992	218,450	137
Non-current Liabilities						
Borrowings	1,217,137	1,159,262	5	190,000	31,580	502
Provisions	119,924	127,308	(6)	-	-	0
Deferred income	524	-	N/M	-	-	0
Deferred income tax liabilities	22,580	24,972	(10)	10,921	11,449	(5)
Other non-current liabilities	71,108	74,881	(5)	-	-	0
Total non-current liabilities	1,431,273	1,386,423	3	200,921	43,029	367
TOTAL LIABILITIES	3,208,140	2,940,000	9	717,913	261,479	175
NET ASSETS	2,284,300	2,504,591	(9)	1,966,605	1,811,292	9
EQUITY						
Share capital	850,002	845,379	1	850,002	845,379	1
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	844,786	840,163	1	844,786	840,163	1
Shares held by employee benefit trust	(2,199)	(1,413)	56	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	1,227,780	1,657,862	(26)	1,087,156	935,304	16
Other reserves	172,924	(34,873)	N/M	35,858	37,020	(3)
Capital and reserves attributable to equity holders of the Company	2,242,096	2,460,544	(9)	1,966,605	1,811,292	9
Minority interest	42,204	44,047	(4)	-	-	0
TOTAL EQUITY	2,284,300	2,504,591	(9)	1,966,605	1,811,292	9
Net current (liabilities)/assets	(187,695)	(63,048)	198	714,324	398,659	79

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

Certain comparative items have been reclassified to conform with current period's presentation. For the financial year ended 26 December 2008, unsecured bank loans of US$382 million and US$32 million for the Group and the Company respectively have been reclassified from current liabilities to non-current liabilities, after taking into consideration the expected timing of repayments as well as the contractual final maturity dates of the borrowings. Reclassification of unsecured bank loans for the Group and the Company from current liabilities to non-current liabilities is not required for the financial year ended 28 December 2007.

As at 26 June 2009, unsecured bank loans of US$480 million and US$310 million for the Group and the Company respectively have been classified under current liabilities as the bank loans have been repaid in July 2009 using the net proceeds raised from the Rights Issue (refer to Note 14). Had the net proceeds been received as at 26 June 2009, the Group's and the Company's proforma net current assets as at 26 June 2009 will be US$772 million and US$1.7 billion respectively.

N/M: Not meaningful

1.(b)(ii) Borrowings

The Group As at 26 June 2009	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable on or before 25 June 2010, or on demand	8,495	556,172	7,555	572,222
Amount repayable on or before:				
1 July 2011	11,568	50,000	8,173	69,741
29 June 2012	11,103	-	7,305	18,408
28 June 2013	12,671	140,000	7,739	160,410
27 June 2014	13,106	530,000	8,254	551,360
Thereafter	52,196	94,697	270,325	417,218
	109,139	1,370,869	309,351	1,789,359

As at 26 December 2008	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2009, or on demand	6,507	74,087	4,789	85,383
Amount repayable in :				
FY 2010	11,359	-	5,097	16,456
FY 2011	10,915	-	5,405	16,320
FY 2012	11,883	21,780	5,715	39,378
FY 2013	12,890	409,800	6,051	428,741
Thereafter	58,819	394,349	205,199	658,367
	112,373	900,016	232,256	1,244,645

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.
The classification of borrowings takes into consideration the expected timing of repayments assessed at each reporting period as well as the contractual final maturity dates of the borrowings. Accordingly, for the financial year ended 26 December 2008, unsecured bank loans of US$382 million have been reclassified from "Amount repayable in FY 2009, or on demand" to "Amount repayable in FY 2012, FY 2013 and Thereafter".

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 26 June 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of FY 2009	385,377	4,383	47,388	16,511	34,287	487,946
Amount repayable in :						
FY 2010	729,738	456	87,027	23,748	49,621	890,590
FY 2011	648,549	-	87,250	21,706	37,417	794,922
FY 2012	583,329	-	84,193	17,998	29,746	715,266
FY 2013	493,250	-	80,236	13,329	22,840	609,655
Thereafter	1,258,802	-	895,326	12,411	35,704	2,202,243
	4,099,045	4,839	1,281,420	105,703	209,615	5,700,622

As at 26 December 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2009	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in :						
FY 2010	726,817	501	88,548	17,937	46,548	880,351
FY 2011	648,565	-	88,646	16,322	34,895	788,428
FY 2012	583,345	-	84,462	13,580	26,588	707,975
FY 2013	493,267	-	80,245	11,062	20,513	605,087
Thereafter	1,242,869	-	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

1.(c) **Consolidated Cash Flow Statement**

	Group			
	YTD 2009 US$'000	YTD 2008 US$'000	Q2 2009 US$'000	Q2 2008 US$'000
Cash Flows from Operating Activities				
(Loss)/profit before income tax	(374,182)	221,686	(140,961)	87,972
Adjustments for :				
Depreciation and amortisation	142,963	126,119	65,896	60,197
Fair value losses on hedges	57,752	2,881	32,119	548
Interest expense	24,190	10,426	11,615	5,288
Interest income	(2,600)	(4,580)	(1,069)	(1,759)
Investment income	-	(38)	-	(9)
Share-based compensation costs	3,404	6,140	1,459	2,915
Fair value losses/(gains) on shares held by employee benefit trust	451	(317)	221	(167)
(Write-back)/Write-off of inventories	(41)	14	(28)	7
Net profit on disposal of property, plant and equipment	(4,470)	(20,114)	(1,817)	(2,486)
Net profit on disposal of other assets	(110)	(1,372)	-	(1,026)
Net provision for impairment of assets	13	4	11	-
Net provision for liabilities	8,075	16,340	2,444	8,707
Share of results of associated companies	(440)	(2,412)	(231)	(1,279)
Share of results of joint ventures	(164)	(3,262)	765	(1,492)
Unrealised translation losses/(gains)	614	(1,553)	1,896	(3,679)
Operating cash flow before working capital changes	(144,445)	349,962	(27,681)	153,737
Changes in operating assets and liabilities				
Receivables	111,493	(94,105)	(35,512)	(69,005)
Inventories	3,521	(83,831)	(34,761)	(57,537)
Payables	(179,776)	182,888	3,362	101,958
Cash (used in)/generated from operations	(209,207)	354,914	(94,592)	129,153
Interest paid	(27,002)	(12,371)	(9,129)	(4,501)
Interest received	2,391	6,676	1,269	1,702
Net income tax paid	(15,477)	(26,141)	(7,424)	(16,224)
Net cash (outflow)/inflow from operating activities	(249,296)	323,078	(109,876)	110,130
Cash Flows from Investing Activities				
Acquisition of additional interests in subsidiaries	-	(8,591)	-	(8,591)
Investment in an associated company	(3,663)	(6,485)	(3,663)	(410)
Net proceeds from loans receivable	485	216	478	200
Investment income received	-	38	-	9
Dividends received from an associated company	-	100	-	100
Purchase of property, plant and equipment	(26,167)	(803,578)	(12,349)	(269,414)
Purchase of intangible assets	(1,598)	(600)	(1,475)	(185)
Proceeds from disposal of property, plant and equipment	19,277	31,339	9,334	5,835
Proceeds from disposal of other assets	225	1,986	-	1,364
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	-	757	-	757
Net cash outflow from investing activities	(11,441)	(784,818)	(7,676)	(270,335)
Cash Flows from Financing Activities				
Proceeds from borrowings	483,418	398,108	299,998	321,970
Net cash (outflow)/inflow contributed by employee benefit trust	(281)	40	(89)	(222)
Dividends paid to equity holders	(39,246)	(108,759)	(39,246)	(108,759)
Dividends paid to minority interest	(2,373)	(4,834)	(100)	(1,611)
Proceeds from issue of new ordinary shares	57	1,904	57	1,664
Proceeds from re-issuance of treasury shares	-	27	-	-
Purchase of treasury shares	-	(621)	-	(621)
Repayment of borrowings	(19,603)	(55,328)	(2,239)	(23,525)
Payment of costs incurred in connection with long term financing	(5,550)	(121)	-	(18)
Net cash inflow from financing activities	416,422	230,416	258,381	188,878
Net increase/(decrease) in cash and cash equivalents	155,686	(231,324)	140,830	28,673
Cash and cash equivalents at beginning of financial period	429,219	504,365	444,075	244,368
Cash and cash equivalents at end of financial period	584,905	273,041	584,905	273,041

[3] <u>Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow</u>

	Group			
	YTD 2009 US$'000	YTD 2008 US$'000	Q2 2009 US$'000	Q2 2008 US$'000
Net assets disposed :				
Current assets	-	730	-	730
Current liabilities	-	(483)	-	(483)
Net attributable assets disposed	-	247	-	247
Add : Foreign currency translation reserve	(110)	766	-	980
	(110)	1,013	-	1,227
Net profit on disposal of subsidiaries	110	295	-	81
Net proceeds from disposal of subsidiaries	-	1,308	-	1,308
Less : Cash of subsidiaries disposed	-	(551)	-	(551)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	-	757	-	757

1.(d)(i) **Statement of Changes in Equity**

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company							
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Dividends to minority interest	-	-	-	-	-	-	(2,273)	(2,273)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,945	-	1,945
- new shares issued	4,552	-	-	-	-	(4,552)	-	-
Purchase of shares by employee benefit trust	-	-	(363)	-	-	-	-	(363)
Total comprehensive (loss)/income for the financial period	-	-	-	-	(244,595)	81,284	414	(162,897)
Balance at 3 April 2009	849,931	(5,216)	(1,776)	(1,195)	1,413,267	43,804	42,188	2,341,003
Dividends to equity holders	-	-	-	-	(39,246)	-	-	(39,246)
Dividends to minority interest	-	-	-	-	-	-	(100)	(100)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,459	-	1,459
- new shares issued	71	-	-	-	-	(14)	-	57
Purchase of shares by employee benefit trust	-	-	(648)	-	-	-	-	(648)
Sale of nil-paid rights by employee benefit trust	-	-	225	-	-	-	-	225
Total comprehensive (loss)/income for the financial period	-	-	-	-	(146,241)	127,675	116	(18,450)
Balance at 26 June 2009	850,002	(5,216)	(2,199)	(1,195)	1,227,780	172,924	42,204	2,284,300

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company							
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Dividends to minority interest	-	-	-	-	-	-	(3,223)	(3,223)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	3,225	-	3,225
- new shares issued	2,977	-	-	-	-	(2,737)	-	240
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Total comprehensive (loss)/income for the financial period	-	-	(31)	-	120,728	(34,364)	1,613	87,946
Balance at 4 April 2008	843,715	(4,595)	(641)	(1,195)	1,846,753	67,706	43,689	2,795,432
Dividends to equity holders	-	-	-	-	(108,759)	-	-	(108,759)
Dividends to minority interest	-	-	-	-	-	-	(1,611)	(1,611)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	(962)	(962)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	2,915	-	2,915
- new shares issued	1,664	-	-	-	-	-	-	1,664
Purchase of treasury shares	-	(621)	-	-	-	-	-	(621)
Purchase of shares by employee benefit trust	-	-	(446)	-	-	-	-	(446)
Total comprehensive income/(loss) for the financial period	-	-	-	-	75,767	(7,756)	1,233	69,244
Balance at 27 June 2008	845,379	(5,216)	(1,087)	(1,195)	1,813,761	62,865	42,349	2,756,856

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,945	1,945
- new shares issued	4,552	-	-	-	(4,552)	-
Total comprehensive loss for the financial period	-	-	-	(8,061)	-	(8,061)
Balance at 3 April 2009	849,931	(5,216)	(1,195)	927,243	34,413	1,805,176
Dividends to equity holders	-	-	-	(39,246)	-	(39,246)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,459	1,459
- new shares issued	71	-	-	-	(14)	57
Total comprehensive income for the financial period	-	-	-	199,159	-	199,159
Balance at 26 June 2009	850,002	(5,216)	(1,195)	1,087,156	35,858	1,966,605

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	3,225	3,225
- new shares issued	2,977	-	-	-	(2,737)	240
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Total comprehensive income for the financial period	-	-	-	4,816	2,327	7,143
Balance at 4 April 2008	843,715	(4,595)	(1,195)	922,833	30,894	1,791,652
Dividends to equity holders	-	-	-	(108,759)	-	(108,759)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	2,915	2,915
- new shares issued	1,664	-	-	-	-	1,664
Purchase of treasury shares	-	(621)	-	-	-	(621)
Total comprehensive income/(loss) for the financial period	-	-	-	168,024	(2,332)	165,692
Balance at 27 June 2008	845,379	(5,216)	(1,195)	982,098	31,477	1,852,543

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 26 June 2009, the Company's issued and paid-up capital (including treasury shares) comprised 1,475,240,115 (26 December 2008 1,472,706,789) ordinary shares The Company's issued and paid-up capital (excluding treasury shares) comprised 1,473,513,398 (26 December 2008 1,470,980,072) ordinary shares

Share options
As at 26 December 2008, there were 35,512,201 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 6 months ended 26 June 2009, 71,000 share options were exercised to take up unissued shares of the Company at the subscription price of S$1 15 per share and 2,550,337 options were cancelled

In addition, the Company granted 17,438,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP

As at 26 June 2009, options to subscribe for 50,328,864 ordinary shares remain outstanding under the NOL SOP

Performance shares
As at 26 December 2008, there were 4,420,704 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP")

During the 6 months ended 26 June 2009, 2,462,326 performance shares were vested on 2 January 2009 and 130,668 were cancelled

As at 26 June 2009, 1,827,710 performance shares remain outstanding under the NOL PSP

Treasury shares
As at 26 December 2008, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP

During the 6 months ended 26 June 2009, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP

As at 26 June 2009, there were 1,726,717 treasury shares remaining that have not been re-issued

2. Basis of Preparation

The preparation of the second quarter 2009 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 26 June 2009 and the reported amounts of revenue and expenses during the financial period from 27 December 2008 to 26 June 2009 Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates

3. **Negative Assurance Confirmation by the Board Pursuant to Rule 705(4) of the Listing Manual**

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the second quarter ended 26 June 2009 to be false or misleading

On behalf of the board of directors

CHRISTOPHER LAU	RONALD WIDDOWS
Director	Director

Dated this 6 August 2009

4. **Audit or Review of Figures**

The figures have not been audited nor reviewed by our auditors

5. **Auditors' Report (including any qualifications or emphasis of matter)**

N A

6. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2008

7.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2009

The following are the FRS that are relevant to the Group and the Company

FRS 1	Presentation of Financial Statements - Revised presentation
Revised FRS 23	Borrowing Costs
FRS 102	Amendments to FRS 102 Share-based Payment Vesting conditions and cancellations
FRS 107	Amendments to FRS 107 Financial Instruments Disclosures - Improving Disclosures about Financial Instruments
FRS 108	Operating Segments

The adoption of the above FRS did not have any significant impact on the Group and the Company except as discussed below

1) FRS 1 Presentation of Financial Statements - Revised presentation

The revised standard requires
- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income.
- Components of comprehensive income not to be included in statement of changes in equity.
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income).
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information

The Group has elected to present items of income and expenses and components of other comprehensive income in two separate statements (a consolidated income statement followed by a consolidated statement of comprehensive income)

2) Amendments to FRS 107 Financial Instruments Disclosures - Improving Disclosures about Financial Instruments

FRS 107 requires enhanced disclosures about fair value measurements and liquidity risk

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company

3) FRS 108 Operating Segments

FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period

8.

GROUP	YTD 2009	YTD 2008	Q2 2009	Q2 2008
(Loss)/earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)				
a) Based on the weighted average number of ordinary shares on issue	(26.63 US cts)	13.37 US cts	(9.94 US cts)	5.16 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	(26.57 US cts)	13.27 US cts	(9.90 US cts)	5.11 US cts
For information only (Loss)/earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)				
c) Based on the weighted average number of ordinary shares on issue after adjustment to reflect the rights issue	(15.19 US cts)	7.63 US cts	(5.68 US cts)	2.94 US cts
b) On a fully diluted basis after adjustment to reflect the rights issue (detailing any adjustments made to the earnings)	(15.16 US cts)	7.60 US cts	(5.66 US cts)	2.93 US cts

Earnings per share after the Rights Issue is shown (i) based on the number of shares in issue as at the end of each period and (ii) on the assumption that the Rights Issue was completed at the beginning of each period and without taking into account the earnings or returns realised from the proceeds of the Rights Issue

9. **Net Asset Value**

	Group			Company		
	26 June 2009 US$	26 Dec 2008 US$	Inc / (Dec) %	26 June 2009 US$	26 Dec 2008 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	1.52	1.67	(8.98)	1.33	1.23	8.13

10. **Review of the Performance of the Group**

Income Statement

YTD 2009 vs YTD 2008
NOL Group achieved revenue of US$2 93 billion (YTD 2008 US$4 64 billion), a decrease of US$1 71 billion or 37% year-on-year (YoY) This is mainly due to decline in container shipping revenue from lower volumes and deteriorating freight rates

The Group's cost of sales decreased by US$1 08 billion or 27% YoY to US$2 98 billion mainly due to lower variable costs associated with lower volumes and lower bunker costs

Miscellaneous income declined by US$19 million or 69% YoY to US$9 million mainly due to lesser sales of property, plant and equipment resulting in decrease in profits on disposal of property, plant and equipment

Finance and investment income decreased by US$5 million or 68% YoY to US$3 million mainly due to lower foreign exchange gain arising from forward contracts entered into for hedging of payments of dividend

Administrative expenses declined by US$80 million or 22% YoY to US$287 million mainly due to costs savings associated with restructuring

Finance expenses increased by US$18 million or 123% YoY to US$33 million mainly due to higher interest expense from higher average loan balance

The Group recorded net loss attributable to shareholders of US$391 million in YTD 2009 compared to a profit of US$196 million in YTD 2008 Losses incurred in YTD 2009 was due to lower revenue achieved as a result of lower volumes in all business units and deteriorating freight rates Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue

Q2 2009 vs Q2 2008
NOL Group achieved revenue of US$1 39 billion (Q2 2008 US$2 24 billion), a decrease of US$0 85 billion or 38% year-on-year (YoY) This is mainly due to decline in container shipping revenue from lower volumes and deteriorating freight rates

The Group's cost of sales decreased by US$0 59 billion or 30% YoY to US$1 37 billion mainly due to lower variable costs associated with lower volumes and lower bunker costs

Miscellaneous income declined by US$3 million or 43% YoY to US$4 million mainly due to lesser amortisation of deferred income and lesser sales of property, plant and equipment resulting in decrease in profits on disposal of property, plant and equipment

Finance and investment income decreased by US$4 million or 69% YoY to US$2 million mainly due to lower foreign exchange gain arising from forward contracts entered into for hedging of payments of dividend

Administrative expenses declined by US$46 million or 25% YoY to US$137 million mainly due to costs savings associated with restructuring

Finance expenses increased by US$11 million or 154% YoY to US$18 million mainly due to higher interest expense from higher average loan balance

The Group recorded net loss attributable to shareholders of US$146 million in Q2 2009 compared to a profit of US$76 million in Q2 2008 Losses incurred in Q2 2009 was due to lower revenue achieved as a result of lower volumes in all business units and deteriorating freight rates Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue

Balance Sheet
NOL Group's total assets increased by US$48 million from US$5 44 billion as at 26 December 2008 to US$5 49 billion as at 26 June 2009 The increase in total assets was mainly due to increase in cash and cash equivalents as a result of drawdown of borrowings during Q2 2009 and net increase in value of derivative financial instruments which are in-the-money as at YTD 2009 The increase in total assets was partially offset by lower trade and other receivables as a result of lower revenue

The Group's total liabilities increased by US$268 million from US$2 94 billion as at 26 December 2008 to US$3 21 billion as at 26 June 2009 The increase in total liabilities was mainly due to increase in borrowings [see Note 1(b)(ii)] as at YTD 2009, partially offset by decline in trade and other payables

The Group's total equity decreased by US$220 million from US$2 50 billion as at 26 December 2008 to US$2 28 billion as at 26 June 2009 mainly due to losses incurred during YTD 2009, partially offset by net increase in other reserves arising from revaluation of derivative financial instruments

Cashflow
NOL Group's cash and cash equivalents increased by US$156 million from US$429 million as at 26 December 2008 to US$585 million as at 26 June 2009 mainly due to net cash inflow from financing activities of US$416 million, partially offset by net cash outflow from operations of US$249 million and net cash outflow from investing activities of US$11 million The net cash inflow from financing activities was mainly due to additional proceeds of US$483 million from borrowings, partially offset by payment of dividends amounting to US$42 million and repayment of borrowings of US$20 million Net cash outflow from operations was mainly due to losses incurred during YTD 2009

		YTD 2009 US$'m	YTD 2008 US$'m	Q2 2009 US$'m	Q2 2008 US$'m
(a)	**Revenue**				
	Container Shipping	2,477	3,943	1,183	1,924
	Logistics	436	681	195	318
	Terminals	212	283	100	138
	Others	4	6	2	3
	Elimination	(198)	(270)	(92)	(147)
	Total	**2,931**	**4,643**	**1,388**	**2,236**
(b)	**EBIT**				
	Container Shipping	(376)	168	(140)	60
	Logistics	24	30	10	13
	Terminals	7	31	3	19
	Others	(5)	-	(2)	-
	Total	**(350)**	**229**	**(129)**	**92**

SEC Exemption
No. 82-2605

(c) **Analysis by Business Units**

(i) **Container Shipping**

YTD 2009 vs YTD 2008
Container shipping achieved YTD 2009 revenue of US$2.5 billion, a year-on-year (YoY) decrease of 37% mainly due to decline in volumes transported, coupled with freight rate decline across all major trade lanes

Volume declined by 24% YoY, driven by a decline in global container trade

YTD 2009 average revenue per FEU fell by 20% YoY mainly due to lower bunker recovery and freight rate deterioration in key trade lanes, particularly Asia-Europe and Intra-Asia long-haul

Adverse trading conditions resulted in YTD 2009 recording EBIT loss of US$376 million

Q2 2009 vs Q2 2008
Container shipping achieved Q2 2009 revenue of US$1.2 billion, a year-on-year (YoY) decrease of 39% mainly due to decline in volumes transported, coupled with freight rate deterioration across all major trade lanes

Volume declined by 19% YoY, driven by a decline in global container trade

Q2 2009 average revenue per FEU fell by 24% YoY mainly due to lower bunker recovery and freight rate deterioration in key trade lanes, particularly Asia-Europe and Intra-Asia long-haul

Q2 2009 achieved utilisation rate of 87%

The depressed trading conditions resulted in Q2 2009 recording EBIT loss of US$140 million

CONTAINER SHIPPING Q2 RESULTS 2009 and 2008
Unaudited

	YTD 2009	YTD 2008	Q2 2009	Q2 2008
Load Factors %				
Transpacific Eastbound	77%	91%	77%	90%
Asia-Europe Westbound	98%	93%	100%	93%
Transatlantic Westbound	70%	88%	73%	89%
Intra-Asia Westbound	88%	92%	94%	88%
Asia-Latin America/Mexico Eastbound	80%	96%	92%	100%
Headhaul	84%	92%	87%	90%
Volume ('000 FEU)				
Americas				
Transpacific	302	433	151	201
Latin America	77	103	38	51
	379	536	189	252
Europe				
Asia-Europe	168	231	84	113
Transatlantic	54	76	26	35
	222	307	110	148
Asia/Middle East				
Intra-Asia	369	426	190	206
Total Volume [4]	970	1,269	489	606
Operating Expenses (US$'m)				
Americas				
Transpacific	1,226	1,627	562	781
Latin America	288	381	134	187
	1,514	2,008	696	968
Europe				
Asia-Europe	470	757	214	378
Transatlantic	201	240	88	127
	671	997	302	505
Asia/Middle East				
Intra-Asia	668	770	325	391
Total Operating Expenses	2,853	3,775	1,323	1,864
Analysis of Expenses (US$'m)				
Operating Cost	2,532	3,412	1,171	1,683
General and Administrative	196	254	94	129
Depreciation and Amortisation	125	108	58	52
Others [5]	-	1	-	-
Total Operating Expenses	2,853	3,775	1,323	1,864

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels
[5] Others consists of minority interest and share of results of associated companies and joint ventures

(c) Analysis by Business Units (continued)

(ii) Logistics

YTD 2009 vs YTD 2008
Logistics achieved YTD 2009 revenue of US$436 million, a year-on-year (YoY) decrease of 36% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment

International Services achieved revenue of US$165 million, a YoY decrease of 38% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment

Contract Logistics achieved revenue of US$271 million, a YoY decrease of 34% due to lower volumes across various business units, particularly in the warehousing and trucking services

Continued disciplined cost management efforts resulted in an overall improvement in EBIT margin from 4.4% in YTD 2008 to 5.5% in YTD 2009, even though Logistics EBIT declined by US$6 million or 20% YoY to US$24 million in YTD 2009

Q2 2009 vs Q2 2008
Logistics achieved Q2 2009 revenue of US$195 million, a year-on-year (YoY) decrease of 39% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$74 million, a YoY decrease of 39% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment

Contract Logistics achieved revenue of US$121 million, a YoY decrease of 38% due to lower volumes across various business units, particularly in the business areas that service the automotive sector and related trucking services

Continued disciplined cost management efforts resulted in an overall improvement in EBIT margin from 4.1% in Q2 2008 to 5.1% in Q2 2009, even though Logistics EBIT declined by US$3 million or 23% YoY to US$10 million in Q2 2009

LOGISTICS Q2 RESULTS 2009 and 2008
Unaudited
US$ millions

	YTD 2009	YTD 2008	Q2 2009	Q2 2008
BY REGION				
Revenue				
Americas	287	416	126	198
Europe	41	100	17	44
Asia/Middle East	108	165	52	76
Total Revenue	**436**	**681**	**195**	**318**
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	271	413	121	196
International Services	165	268	74	122
Total Revenue	**436**	**681**	**195**	**318**
Operating Expenses				
Contract Logistics Services	263	396	118	187
International Services	149	255	67	118
Total Operating Expenses	**412**	**651**	**185**	**305**
EBIT				
Contract Logistics Services	8	17	3	9
International Services	16	13	7	4
Total EBIT	**24**	**30**	**10**	**13**
Analysis of Expenses				
Operating Cost	340	558	152	261
General and Administrative	67	89	31	43
Depreciation and Amortisation	5	5	2	2
Others *	-	(1)	-	(1)
Total Operating Expenses	**412**	**651**	**185**	**305**

* Others consists of minority interest and share of results of associated companies and joint ventures

(c) **Analysis by Business Units (continued)**

(iii) **Terminals**

YTD 2009 vs YTD 2008
Terminals achieved YTD 2009 revenue of US$212 million, a year-on-year (YoY) decrease of 25% due to lower volume throughput in-line with industry-wide decline in global container trade

YTD 2009 recorded volume throughput of approximately 823,000 lifts, a decline of 26% YoY

YTD 2009 average revenue per lift rose by US$4 to US$258 per lift due to change in trade mix

Terminals achieved EBIT of US$7 million in YTD 2009, a YoY decrease of 77% due to lower volumes partially offset by improvement in cost structure through implementation of various cost initiatives

Q2 2009 vs Q2 2008
Terminals achieved Q2 2009 revenue of US$100 million, a year-on-year (YoY) decrease of 28% due to lower volume throughput in-line with industry-wide decline in global container trade

Q2 2009 recorded volume throughput of approximately 394,000 lifts, a decline of 28% YoY

2Q09 average revenue remained flat at US$254 per lift

Terminals achieved EBIT of US$3 million in Q2 2009, a YoY decrease of 84% due to lower volumes partially offset by benefits gained from improved operating efficiencies that were able to lower variable cost per lift and cost management initiatives that reduced general and administrative expenses

TERMINALS Q2 RESULTS 2009 and 2008
Unaudited

	YTD 2009	YTD 2008	Q2 2009	Q2 2008
Total Volume ('000 Lifts)	823	1,113	394	544
Analysis of Expenses (US$'m)				
Operating Cost	174	220	81	104
General and Administrative	21	24	10	12
Depreciation and Amortisation	10	10	5	4
Others [7]	-	(2)	1	(1)
Total Operating Expenses	205	252	97	119

[7] Others consists of minority interest and share of results of associated companies and joint ventures

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N A

12. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions This is notwithstanding the cost saving measures that have been undertaken NOL reiterates that it expects to post a significant full year loss The Group will continue to focus on improving asset utilisation, yields and productivity

Following the completion of its rights issue, the Group is better positioned to weather the downturn

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	4 00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	5 September 2008

(c) **Date payable**

N A

(d) **Books closure date**

N A

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period

14 **Subsequent Events**

On 2 June 2009, the Company announced a proposed renounceable underwritten rights issue (the "Rights Issue"), pursuant to which 1,105,135,048 new ordinary shares in the capital of the Company (the "Rights Shares") were issued at an issue price of S$1 30 for each Rights Share, on the basis of three Rights Shares for every four existing ordinary shares of the Company held by shareholders as at the books closure date (19 June 2009)

On 13 July 2009, the Company announced that the Rights Issue was oversubscribed The Rights Shares were alloted and issued on 16 July 2009, and commenced trading on the Main Board of Singapore Exchange Securities Trading Limited on 17 July 2009 Pursuant to the Rights Issue, the Company raised net proceeds of approximately US$960 million (approximately S$1 401 billion based on an exchange rate of US$1 S$1 45862)

Further, in accordance with the rules of the NOL SOP and NOL PSP and the advice of the independent financial advisor, adjustments had been made to the exercise prices and the number of shares comprised in the outstanding share options under the NOL SOP and the number of shares comprised in the outstanding awards granted under the NOL PSP Exercise prices of the outstanding share options were reduced by S$0 10 and additional 1,941,701 share options were granted under the NOL SOP while additional 127,941 shares were awarded under the NOL PSP to holders of the outstanding awards as a result of the Rights Issue, detailed as follows

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	Total
Date option granted	31/12/2004	31/12/2004	13/03/2006	13/03/2006	12/03/2007	12/03/2007	22/02/2008	20/02/2009	
Exercise period									
From	31/12/2005	31/12/2005	13/03/2007	13/03/2007	12/03/2008	12/03/2008	22/02/2009	20/02/2010	
To	30/12/2009	30/12/2014	12/03/2011	12/03/2016	11/03/2012	11/03/2017	21/02/2018	19/02/2019	
Exercise price per option before the Rights Issue	S$2 06	S$2 06	S$2 20	S$2 20	S$3 32	S$3 32	S$3 62	S$1 15	
Exercise price per option after the Rights Issue	S$1 96	S$1 96	S$2 10	S$2 10	S$3 22	S$3 22	S$3 52	S$1 05	
Number of options outstanding before the Rights Issue	449,000	4,198,500	549,667	13,337,362	384,000	5,794,334	8,195,000	17,078,000	49,985,863
Number of options outstanding after the Rights Issue	498,390	4,463,006	601,342	14,017,566	427,398	6,014,516	8,383,502	17,521,844	51,927,564

Performance Shares	(a)	(b)	Total
Performance period			
From	31/12/2005	30/12/2006	
To	29/12/2008	28/12/2007	
Number of shares outstanding before the Rights Issue	541,689	1,286,021	1,827,710
Number of shares outstanding after the Rights Issue	579,606	1,376,045	1,955,651

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

15 **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2009 US$'000	YTD 2008 US$'000	Q2 2009 US$'000	Q2 2008 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	156	-	-
PSA Corporation Limited and its associates	66,355	87,190	31,673	40,420
Sembcorp Marine Ltd and its associates	112	19,303	-	5,965
Singapore Petroleum Company Limited and its associates	6,709	7,127	1,125	6,580
Transactions for the Leasing-in of Assets				
Sembcorp Marine Ltd and its associates	1,485	2,169	695	754
Transactions for the Sale of Goods and Services				
Sembcorp Marine Ltd and its associates	246	-	86	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K

BY ORDER OF THE BOARD

WONG KIM WAH
Company Secretary

Dated this 6 August 2009

SEC Exemption
No. 82-2605

NOL

Press Release

NOL Posts First Half Net Loss of US$391 million

Singapore, 6 August 2009: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) today announced a net loss for the first half of 2009 (1H09) of US$391 million, compared with a net profit of US$196 million for the same period of 2008 (1H08).

For the second quarter of 2009 (2Q09), NOL recorded a net loss of US$146 million.

At the Core EBIT level NOL posted a loss of US$353 million for 1H09.

Revenue for 1H09 was down year-on-year by 37% to US$2.931 billion.

FINANCIAL PERFORMANCE

	1H09	1H08	Change %	2Q09	2Q08	Change %
Revenue (US$m)	2,931	4,643	(37)	1,388	2,236	(38)
Core EBIT (US$m)	(353)	209	nm	(131)	90	nm
EBIT (US$m)	(350)	229	nm	(129)	92	nm
Net (loss)/profit (US$m)	(391)	196	nm	(146)	76	nm

NOL Group Chairman, Mr Cheng Wai Keung, said: "In the first half of 2009, NOL's performance continued to be impacted by the global economic recession."

"Through ongoing business adjustments we have strengthened our position to deal with the challenging marketplace. A key initiative was a major share rights issue. This initiative has taken the Group's pro forma net gearing close to zero. The Group's enhanced financial flexibility arising from a stronger balance sheet will provide an important source of differentiation in the current credit-constrained environment."

NOL Group President and Chief Executive Officer, Mr Ronald D. Widdows, said: "Although volumes and operating performance improved in the latter months of the first half, business conditions remained depressed, and this continued to impact our financial performance."

"We continued to adjust our business to these tough conditions – with measures taken to rationalise our network, equipment, terminal handling and land transport expenses and reduce general and administrative costs - while maintaining high service levels."

BUSINESS SEGMENTS

1H09 revenue from NOL's Container Shipping business, APL, was down year-on-year by 37% at US$2.48 billion. 2Q09 revenue of US$1.18 billion was 39% less than the same period of 2008.

APL posted a Core EBIT loss of US$379 million for the first half of 2009. For 2Q09 the Core EBIT loss was US$142 million.

APL's first half volumes were down year-on-year by 24% to 970,000 FEUs (forty-foot equivalent unit). In the second quarter, volumes dropped by 19% compared with the prior year, to 489,000 FEUs.

In the second quarter, there were some shifts in the volume mix, with the Intra Asia trade contributing 39% of total volumes compared with 34% in the same period of the prior year.

Lower bunker fuel cost recovery and continued freight rate deterioration in key trades saw average revenue per FEU decrease by 20% and 24% in 1H09 and 2Q09, respectively.

APL President, Mr Eng Aik Meng, said: "While negative market conditions continued to depress container shipping earnings, we saw positive improvement in APL container volumes and utilisations through the latter part of the second quarter."

In light of continued low freight rate levels, APL continued to push for freight rate recovery in 1H09.

NOL's Logistics and Terminals business units both made positive Core EBIT contributions for 1H09.

APL Logistics' first half Core EBIT of US$24 million was 20% lower than the same period last year.

Operating and general and administrative costs for the Logistics segment reduced in the first half, by 39% and 25% respectively.

APL Logistics President, Mr Jim McAdam, said: "Despite the depressed market conditions in the first half, APL Logistics managed to generate positive earnings and improved margins."

Continued cost management discipline and focus on revenue quality compensated somewhat for the decline in revenue and resulted in an overall improvement in Core EBIT margin to 5.5% in 1H09 compared with 4.4% in the same period of 2008.

In the Terminals business segment, first half Core EBIT was US$7 million, compared with US$31 million in the same period of 2008.

"The Terminals business continued to be adversely affected by global container trade dynamics, and is focused on achieving additional operational efficiencies and cost reductions," said Terminals President, Mr Steve Schollaert.

OUTLOOK

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions. This is notwithstanding the cost saving measures that have been undertaken. NOL reiterates that it expects to post a significant full year loss. The Group will continue to focus on improving asset utilisation, yields and productivity.

Following the completion of its rights issue, the Group is better positioned to weather the downturn.

1H09 OPERATING PERFORMANCE (vs 1H08)

Container Shipping

- Revenue US$2.48 billion, down 37%
- Core EBIT loss of US$379 million
- EBIT loss of US$376 million
- Average revenue per FEU was 20% lower at US$2,375
- Volumes down 24% to 970,000 FEUs
- Headhaul utilisation averaged 84%

Logistics

- Revenue US$436 million, down 36%
- Core EBIT and EBIT of US$24 million, down 20%
- Core EBIT Margin 5.5%, compared to 4.4% previously

Terminals

- Revenue US$212 million, down 25%
- Core EBIT and EBIT of US$7 million, down 77%
- Core EBIT Margin 3.3%, compared to 11.0% previously

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

1H & 2Q 2009 Performance Review

6 August 2009

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

NOL



By Ron Widdows
Group President & CEO

1. 1H09 & 2Q09 Financial Highlights

NOL

1H & 2Q 2009 Key Highlights

Key Highlights

- **1H09 Financial Highlights**
  - Revenue of US$2.9 billion, a year-on-year decline of 37%
  - Core EBIT loss of US$353 million
  - Net loss of US$391 million
- **2Q09 Financial Highlights**
  - Revenue of US$1.4 billion, a year-on-year decline of 38%
  - Core EBIT loss of US$131 million
  - Net loss of US$146 million
- **Rights Issue**
  - Successfully raised approximately US$1 billion in gross proceeds through a rights issue
  - Proforma net gearing of 0.08x post rights issue

Group Financials


Revenue (US$m)
4,643
2,931
2,236
1,388
1H08
1H09
2Q08
2Q09
Net profit/(loss) (US$m)
196
76
1H08
1H09
2Q08
2Q09
(146)
(391)

NOL

Group Financial Highlights

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Revenue	**2,931**	4,643	(37)	**1,388**	2,236	(38)
Core EBIT	**(353)**	209	nm	**(131)**	90	nm
• Non-recurring items	3	20	(85)	2	2	-
EBIT	**(350)**	229	nm	**(129)**	92	nm
Net (loss) / profit	**(391)**	196	nm	**(146)**	76	nm
Basic EPS (US cents)	**(26.63)**	13.37	nm	**(9.94)**	5.16	nm

NOL

Group Core EBIT Breakdown

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Container Shipping	**(379)**	149	nm	**(142)**	59	nm
Logistics	**24**	30	(20)	**10**	13	(23)
Terminals	**7**	31	(77)	**3**	19	(84)
Others	**(5)**	(1)	400	**(2)**	(1)	100
Total Core EBIT	**(353)**	**209**	**nm**	**(131)**	**90**	**nm**

NOL

Non-Recurring Items

US$m	1H09	1H08	2Q09	2Q08
1. Gain from asset disposals	**4**	21	**1**	3
2. Others	(1)	(1)	**1**	(1)
Total	**3**	20	**2**	2

NOL



By Cedric Foo
Group Deputy President & CFO

2. 1H09 & 2Q09 Financial Performance

NOL

SEC Exemption
No. 82-2605

Group Financial Highlights

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Revenue	**2,931**	**4,643**	**(37)**	**1,388**	**2,236**	**(38)**
Core EBITDA	**(210)**	**335**	**nm**	**(65)**	**150**	**nm**
• Depreciation & Amortisation	(143)	(126)	13	(66)	(60)	9
Core EBIT	**(353)**	**209**	**nm**	**(131)**	**90**	**nm**
• Non-recurring items	3	20	(85)	2	2	-
EBIT	**(350)**	**229**	**nm**	**(129)**	**92**	**nm**
• Gross Interest Expense	(24)	(11)	118	(12)	(5)	120
• Tax	(17)	(22)	(23)	(5)	(11)	(50)
Net (loss) / profit to equity holders	**(391)**	**196**	**nm**	**(146)**	**76**	**nm**

Group Revenue Breakdown

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Container Shipping	**2,477**	3,943	(37)	**1,183**	1,924	(39)
Logistics	**436**	681	(36)	**195**	318	(39)
Terminals	**212**	283	(25)	**100**	138	(28)
Others	**4**	6	(33)	**2**	3	(33)
Elimination	**(198)**	(270)	(27)	**(92)**	(147)	(37)
Total Revenue	**2,931**	**4,643**	**(37)**	**1,388**	**2,236**	**(38)**


7% (Terminals)
14% (Logistics)
79% (Container Shipping)

1H09 Revenue by business segment is stated before inter-segment elimination.

Group Core EBIT Breakdown

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Container Shipping	**(379)**	149	nm	**(142)**	59	nm
Logistics	**24**	30	(20)	**10**	13	(23)
Terminals	**7**	31	(77)	**3**	19	(84)
Others	**(5)**	(1)	400	**(2)**	(1)	100
Total Core EBIT	**(353)**	**209**	**nm**	**(131)**	**90**	**nm**

NOL

Balance Sheet Highlights – Post Rights Issue

US$m	26 Jun '09 (Pro-forma)[1]	26 Jun '09	26 Dec '08
Total Assets	5,527	5,492	5,445
Total Liabilities	2,283	3,208	2,940
Total Equity	3,244	2,284	2,505
Total Debt	864	1,789	1,245
Total Cash	620	585	429
Net Debt	244	1,204	816
Gearing (Gross)	0.27 x	0.78 x	0.50 x
Gearing (Net)	0.08 x	0.53 x	0.33 x
NAV per share (US$)	1.24	1.52	1.67
(S$)	1.81	2.22	2.42

[1] Pro-forma balance sheet is adjusted to take into consideration repayment of US$925 million revolving credit facilities from net monies of approximately US$960 million received from the Rights Issue on 17th July 2009 and issuance of approximately 1,105 million new shares ceteris paribus.

NOL

Cash Flow Highlights

US$m	1H09	1H08
Cash & Cash Equivalents - Beginning	**429**	**504**
Cash Inflow/(outflow)		
Operating Activities	(249)	323
Investing/Capex Activities	(11)	(785)
Financing Activities	416	231
Cash & Cash Equivalents – Closing	**585**	**273**

NOL

Capital Expenditure

US$m	1H09 Actual	FY08 Actual
1. Vessels	5	249
2. Equipment / Facilities	6	551
3. Drydock	6	23
4. IT	10	48
5. Others	1	11
Total	28	882

NOL

3. Container Shipping



By Eng Aik Meng
President, APL

NOL

Container Shipping 2Q09 Highlights

- Container shipping achieved 2Q09 revenue of US$1.2 billion, a year-on-year (YoY) decrease of 39% mainly due to decline in volumes transported, coupled with freight rate deterioration across all major trade lanes.
  - Volume declined by 19% YoY, driven by a decline in global container trade.
  - 2Q09 average revenue per FEU fell by 24% YoY mainly due to lower bunker recovery and freight rate deterioration in key trade lanes, particularly Asia-Europe and Intra-Asia long-haul.
  - 2Q09 achieved utilisation rate of 87%.
- The depressed trading conditions resulted in 2Q09 recording a Core EBIT loss of US$142 million.

NOL

Container Shipping Profit & Loss Summary

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Revenue	**2,477**	3,943	(37)	**1,183**	1,924	(39)
Core EBITDA	**(254)**	257	nm	**(84)**	111	nm
• Depreciation & Amortisation	**(125)**	(108)	16	**(58)**	(52)	12
Core EBIT	**(379)**	149	nm	**(142)**	59	nm
• Non-recurring items	**3**	19	(84)	**2**	1	100
EBIT	**(376)**	168	nm	**(140)**	60	nm
Core EBIT Margin	**(15.3)%**	3.8%		**(12.0)%**	3.1%	
EBIT Margin	**(15.2)%**	4.3%		**(11.8)%**	3.1%	

NOL

Container Shipping Volume Growth

'000 FEUs	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Americas	**379**	**536**	**(29)**	**189**	**252**	**(25)**
Transpacific	302	433	(30)	151	201	(25)
Latin America	77	103	(25)	38	51	(25)
Europe	**222**	**307**	**(28)**	**110**	**148**	**(26)**
Asia-Europe	168	231	(27)	84	113	(26)
Transatlantic	54	76	(29)	26	35	(26)
Asia/Middle East	**369**	**426**	**(13)**	**190**	**206**	**(8)**
Total	**970**	**1,269**	**(24)**	**489**	**606**	**(19)**

NOL

Container Shipping : Volume Mix

- Intra-Asia trade mix grows as greater demand decline occurred in the other East/West trades
- Trade volume mix continues to be managed to maximise yields


39% (Asia/Middle East)
8% (Latin America)
31% (Transpacific)
17% (Asia-Europe)
5% (Transatlantic)

2Q09 Volume breakdown


34% (Asia/Middle East)
8% (Latin America)
33% (Transpacific)
19% (Asia-Europe)
6% (Transatlantic)

2Q08 Volume breakdown

NOL

Container Shipping Average Revenue/FEU

US$/FEU	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Americas	3,515	3,613	(3)	3,288	3,757	(12)
Europe	2,032	3,182	(36)	1,959	3,146	(38)
Asia/Middle East	1,408	2,011	(30)	1,449	2,009	(28)
Total	**2,375**	**2,972**	**(20)**	**2,277**	**3,014**	**(24)**

NOL

Average Revenue/FEU and Volume Trend

Average revenue/FEU declined since the end of 2008 due to lower bunker surcharges and underlying freight rate pressures. Volume has declined since middle of 2008 due to deteriorating demand conditions but has been slowly improving in the later stages of 1H09.


Average Period Volume (RHS)
Average Revenue per FEU (LHS)
US$/FEU
'000 FEU/ week
3,200
3,000
2,800
2,600
2,400
2,200
2,000
70
60
50
40
30
20
10
0
2Q08 Average Revenue/FEU US$3,014
2Q09 Average Revenue/FEU US$2,277
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P1 P2 P3 P4 P5 P6
2007
2008
2009
Period

Note: Average Period volumes are normalised based on number of weeks in the period

NOL

Container Shipping Network Capacity & Utilisation

Utilisation rate declined from 90% in 2Q08 to 87% in 2Q09 due to overall reduction in global trade. However, active management of capacity to ensure greater efficiency of assets and improved demand conditions resulted in a higher 2Q09 utilisation rate as compared to 1Q09. Network capacity continue to be managed to optimise utilisation rates and yield.


Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
98%
98%
99%
93%
95%
90%
90%
83%
80%
87%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2007
2008
2009

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

NOL

Container Shipping : Americas

	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Total Volumes ('000 FEUs)	**379**	**536**	**(29)**	**189**	**252**	**(25)**
• Transpacific	302	433	(30)	151	201	(25)
• Latin America	77	103	(25)	38	51	(25)
Average Revenue (US$/FEU)	**3,515**	**3,613**	**(3)**	**3,288**	**3,757**	**(12)**

- **Transpacific :** US economic uncertainties and decline in consumer spending has resulted in significant decline in volumes on the Transpacific. Average revenue per FEU declined year-on-year in 2Q09 due to lower bunker recovery and freight rate pressure on Eastbound trade.
- **Latin America :** Latin America trade volumes were adversely impacted by overall global economic uncertainties, while freight rates came under pressure in the eastbound trade due to higher industry supply-demand gap and lower bunker recovery.

NOL

Container Shipping : Europe

	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Total Volumes ('000 FEUs)	**222**	**307**	**(28)**	**110**	**148**	**(26)**
• Asia-Europe	168	231	(27)	84	113	(26)
• Transatlantic	54	76	(29)	26	35	(26)
Average Revenue (US$/FEU)	**2,032**	**3,182**	**(36)**	**1,959**	**3,146**	**(38)**

- **Asia-Europe :** In-line with the decline in global container trade, volumes in Asia-Europe were adversely affected. Freight rates saw significant year-on-year deterioration driven by oversupply in the trade lane since 2008 and highly competitive pricing behavior.
- **Transatlantic :** The Transatlantic route experienced a decline in overall volumes similar to the overall decline in global trade. As a consequence freight rate also came under pressure.

NOL

Container Shipping : Asia/Middle East

	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Total Volumes ('000 FEUs)	369	426	(13)	190	206	(8)
Average Revenue (US$/FEU)	1,408	2,011	(30)	1,449	2,009	(28)

- **Asia/Middle East:** 2Q09 Asia/Middle East volumes declined by 8% year-on-year due to overall decline in global trade. Average revenue also saw significant deterioration, particularly in the long-haul trade lanes due to weaker demand and cascading of tonnage from other trades.

NOL

Container Shipping Trade Imbalance

Decline in headhaul demand has resulted in improved trade balance on the major East/West trades.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2007	2008	1H09
• Transpacific	6	7	8
• Asia-Europe	7	7	8
• Transatlantic	10	10	9

NOL

Container Shipping 1H & 2Q 2009 Summary

- Adverse conditions continue to put pressure on container shipping earnings.
- Volume has shown some improvement in the later stages of 1H09.
- Freight rates continue to be under pressure in all trade lanes.
- Maintain focus on operational efficiency and cost management to drive cost savings.

NOL

Logistics

4. Logistics



By Jim McAdam
President, APL Logistics

NOL

Logistics 2Q09 Highlights

- Logistics achieved 2Q09 revenue of US$195 million, a year-on-year (YoY) decrease of 39% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.
  - International Services achieved revenue of US$74 million, a YoY decrease of 39% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.
  - Contract Logistics achieved revenue of US$121 million, a YoY decrease of 38% due to lower volumes across various business units, particularly in the business areas that service the automotive sector and related trucking services.
- Continued disciplined cost management efforts reduced operating cost and general and administrative expenses by 41.8% and 27.9% respectively.
- The greater YoY decline in operating costs compensated for the decline in revenue resulting in overall improvement in Core EBIT margin from 4.1% in 2Q08 to 5.1% in 2Q09, even though Logistics Core EBIT declined by US$3 million or 23% YoY to US$10 million in 2Q09.

NOL

Logistics P&L Summary

Business Segment (US$m)	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Revenue	**436**	**681**	**(36)**	**195**	**318**	**(39)**
• Contract Logistics	271	413	(34)	121	196	(38)
• International Services	165	268	(38)	74	122	(39)
Core EBIT	**24**	**30**	**(20)**	**10**	**13**	**(23)**
• Contract Logistics	8	17	(53)	3	9	(67)
• International Services	16	13	23	7	4	75
Core EBIT Margin	**5.5%**	**4.4%**		**5.1%**	**4.1%**	
• Contract Logistics	3.0%	4.1%		2.5%	4.6%	
• International Services	9.7%	4.9%		9.5%	3.3%	

NOL

Logistics' Revenue Trend – By Region

The decline in global trade affected revenue contribution from all regions, particularly in Europe where decline in volume was compounded by decline in freight rate in the forwarding segment.


27% (Asia/Middle East)
$62
64% (Americas)
$17
$126
9% (Europe)

2Q09 Revenue Breakdown
– by Region (US$m)


24% (Asia/Middle East)
$76
62% (Americas)
$44
$198
14% (Europe)

2Q08 Revenue Breakdown
– by Region (US$m)

NOL

Logistics' Revenue Trend – By Customer Segment

Services to the auto/industrial sector contributed to the greatest revenue decline due to industry-wide auto factory closures. Consumer segment, such as Fast Moving Consumer Goods (FMCG), and Retail showed relative strength due to the continued demand for basic necessities and replenishing of inventory.


5% (Electronics/Hi tech)
17% (Others)
28% (Auto/Industrial)
20% (Consumer)
30% (Retail)

2Q09 Revenue Breakdown
– by Customer Segment


7% (Electronics/Hi tech)
14% (Others)
36% (Auto/Industrial)
16% (Consumer)
27% (Retail)

2Q08 Revenue Breakdown
– by Customer Segment

NOL

Logistics

Logistics 1H & 2Q 2009 Summary

- In spite of depressed demand conditions during 1H09, the Logistics division was able to generate positive earnings and improved margins.
- Emphasis on operating, general and administrative costs generated improved performance in key business segments, such as origination services.
- Services to the auto sector was a large contributor to the decline in revenue - active cost management compensated for this and profitability was still achieved in servicing this market segment.

NOL

Terminals



By Steve Schollaert
President, APL Terminals

5. Terminals

NOL

Terminals 2Q09 Highlights

- Terminals achieved 2Q09 revenue of US$100 million, a year-on-year (YoY) decrease of 28% due to lower volume throughput in-line with industry-wide decline in global container trade.
  - 2Q09 recorded volume throughput of approximately 394,000 lifts, a decline of 28% YoY.
  - 2Q09 average revenue remained flat at US$254 per lift.
- Terminals achieved a Core EBIT of US$3 million in 2Q09, a YoY decrease of 84% due to lower volumes and partially offset by benefits gained from improved operating efficiencies that were able to lower variable cost per lift and cost management initiatives that reduced general and administrative expenses.

NOL

Terminals P&L Summary

US$m	1H09	1H08	% ▲	2Q09	2Q08	% ▲
Revenue	**212**	283	(25)	**100**	138	(28)
Core EBITDA[1]	**17**	41	(59)	**8**	23	(65)
• Depreciation & Amortisation	**(10)**	(10)	-	**(5)**	(4)	(25)
Core EBIT[1]	**7**	31	(77)	**3**	19	(84)
Core EBIT Margin	**3.3%**	11.0%		**3.0%**	13.8%	
Volume ('000 lifts)	**823**	**1,113**	**(26)**	**394**	**544**	**(28)**
Average Revenue (US$/Lift)	**258**	**254**	**2**	**254**	**253**	**1**

[1] Includes share of results from a joint venture.

NOL

Terminals : Volume Mix

Continued industry-wide container shipping network adjustments has resulted in greater proportion of 3rd party volume offsetting the lower proportion of Alliance partners' volumes.


21% (Alliance partners)
11% (3rd party)
68% (APL)

2Q09 Volume breakdown


23% (Alliance partners)
9% (3rd party)
68% (APL)

2Q08 Volume breakdown

NOL

Terminals 1H & 2Q 2009 Summary

- **Dynamics of container trade will continue to affect Terminals performance.**
  - Volume
  - Utilisation
  - Costs
- **Continue to focus on operational efficiencies to drive cost reduction.**

NOL



By Ron Widdows
Group President & CEO

6. Summary

Summary



- Some stability in the operating environment in the later stages of 1H09
- Rates continue to be under pressure
- Softness in global demand continues to affect container shipping and related businesses
- Supply overhang still exists but increasing signs of future orderbook at risk of delays and cancellations
- NOL Group continues to be disciplined in managing costs without reducing service quality
- NOL Group's presence and positioning in Asia will benefit from Asia being the engine of global trade
- Strengthened balance sheet will put NOL in a position to better manage through the downcycle and to be open to opportunities that may arise

7. Group Outlook

NOL

Group Outlook

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions. This is notwithstanding the cost saving measures that have been undertaken. NOL reiterates that it expects to post a significant full year loss. The Group will continue to focus on improving asset utilisation, yields and productivity.

Following the completion of its rights issue, the Group is better positioned to weather the downturn.

Q & A

Appendix

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Chinese Yuan, Great Britain Pound, Australian Dollar and Singapore Dollar.
- The Group maintains a policy of hedging foreign exchange exposures.

NOL

Capacity Adjustment and Idled Vessels

Vessels are adjusted according to market dynamics. Aggressive winter season capacity program since end of 2008 resulted in significant capacity reduction and idling of vessels. Capacity will continue to be adjusted as the winter season expires.


Idled Nominal Vessel Capacity
Operating Nominal Vessel Capacity
Number of idled vessels
TEUs
600,000
500,000
400,000
300,000
200,000
100,000
0
0
12
18
18
3Q08
4Q08
1Q09
2Q09

Note: Figures are as of end of the respective quarters.

NOL

Idle Capacity

Proportion of non-operating owner's share of idle capacity grow as operators return expired charters.


'000 TEU
Laid Up Vessels as of Aug 09
1,600
1,400
1,200
1,000
800
600
400
200
0
150
270
300
420
550
675
800
1,100
1,350
1,410
1,418
1,310
1,310
1,300
1,315
1,240
1,219
1,310

As of	end Oct 08	end Nov 08	begin Dec 08	mid Dec 08	begin Jan 09	mid Jan 09	begin Feb 09	mid Feb 09	begin Mar 09	mid Mar 09	begin Apr 09	mid Apr 09	begin May 09	mid May 09	begin Jun 09	mid Jun 09	begin Jul 09	begin Aug
No. of idle vessels	70	115	135	165	210	255	303	392	453	484	485	486	511	511	533	517	n.a.	n.a.
Non-operating owner's share of total idle fleet size	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	24%	26%	27%	31%	37%	37%	42%	45%	48%	46%

Note: Non-operating owner's share only available from Mar 09, as Alphaliner only started tracking it then when carriers begin to return more and more expired charters back to owners

Source: AXS Alphaliner

NOL

Newbuilds delivery, cancellations & deferrals

Increasing signs of deferrals and cancellation of orderbook as overhang in supply continue.


Cellular Cancellations/Deferrals
as at July 2009
TEU
500,000
400,000
300,000
200,000
100,000
0
-100,000
-200,000
-300,000
-400,000
2009
2010
2011
2012
2013
Cancellations
Net Deferrals
© Alphaliner


Change in Cellular Fleet
Delivery Schedule
2009-2013
Millions
TEU
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
-20%
-10%
-13%
85%
264%
2009
2010
2011
2012
2013
Delivery schedule as at 1 Jan 2009
Delivery schedule as at 20 Jul 2009

Source: AXS Alphaliner

NOL

Industry Capacity – Increase in scrapping


Cellular Fleet Deletions 1995-2009
Scrapping hit 185,000 teu in first six months
Containerships capacity deleted in the first six months of 2009 have reached 184,700 teu with 94 fully cellular containerships assigned for scrapping based on Alphaliner records.
Carriers have been taking the lead in the charge to demolish as they struggle to cope with declining demand and surplus tonnage. Carrier-owned capacity scrapped in the first half of the year totalled 107,200 teu (58%) while non-operating owners scrapped 77,500 teu (42%).


Containerships scrapped 1H09
By Units Size Range
Number of ships
0-999
1,000-1,999
2,000-2,999
3,000-3,999
4,000-4,500
Size Range (teu)


Containerships scrapped 1H09
By Capacity Size Range
TEU
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0-999
1,000-1,999
2,000-2,999
3,000-3,999
4,000-4,500
Size Range (teu)

Evergreen to Scrap Old Ships
Joseph Bonney | Jun 23, 2009 3:23PM GMT
The Journal of Commerce Online


EVERGREEN

Chairman calls excess of new buildings 'gruesome'
Evergreen Line plans to withdraw 31 of its oldest ships from service and scrap many of them to help chip away at what its chairman, Chang Yung-fa, described as a "gruesome" excess of vessel capacity in the container ship industry.

Projected fleet growth set to decline
by Matthew Beddow , 07/04/2009



Recent research from Howe Robinson suggests that vessel capacity growth this year will be much less than previously expected, leading to fewer vessels having to be laid up.
Paul Dowell, the ship broker's director of research and consultancy, said: 'Although scrapping has been negligible in recent years, we expect as much as 211,000TEU to be demolished this year, which will be equivalent to around 1.7% of the world's cellular fleet capacity on January 1, 2009.

Source: AXS Alphaliner

NOL

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration number : 196800632D
Website: www.nol.com.sg

NOL